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Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
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Zurich, April 27, 2006

SUPPL

File N° 82-4093

Dear Sirs,

Please find enclosed:

- Media Release:
  Holcim Awards honor sustainable construction: Winners of first worldwide competition for sustainable construction projects announced (5 pages).

With kind regards,

PROCESSED
MAY 0 2 2006
THOMSON
FINANCIAL

Beate Fuchs

Encl.: mentioned

Media release

Holcim Awards honor sustainable construction

Winners of first worldwide competition for sustainable construction projects announced

Zurich/Bangkok, April 25, 2006 – USD 1 million in prize money was awarded to the best sustainable construction projects entered in the first global Holcim Awards competition. Joint winners of the Holcim Awards Gold were an urban integration project in Caracas, Venezuela, and the design for a new main railway station in Stuttgart, Germany.

The winners were selected from 15 finalists from all continents, following on from a series of five regional competitions with more than 3,000 submissions from 118 countries. The Holcim Awards Silver went to a regional masterplan and renewal strategy for the Mulini Valley near Amalfi and Scala, Italy, Holcim Awards Bronze to a low-cost housing and urban renewal project in Montreal, Canada.

The competition was launched by the Swiss-based Holcim Foundation for Sustainable Construction in collaboration with five of the world's leading technical universities in 2004. The Holcim Awards aim to promote innovative, future-oriented and tangible sustainable construction projects and reinforce stakeholder awareness of the importance architecture, engineering, and construction have in achieving a more sustainable future.

Culmination of a three-year competition cycle

The global Holcim Awards ceremony in Bangkok marked the pinnacle of a three-year competition cycle. At five regional competitions, 46 sustainable construction projects were awarded a total of USD 1.1 million – not only providing financial benefit to winning entries, but also sharing innovation and promoting sustainable responses to the technological, environmental, socio-economic and cultural issues affecting building and construction. Recipients of Gold, Silver or Bronze awards in each of five regional finals automatically qualified for the global level of the competition.

Contribution to sustainable development

The first global Holcim Awards ceremony was held in Bangkok, Thailand. 700 guests from 50 countries attended the event. In his welcome address, Chairman of Holcim Ltd and of the Advisory Board of the Holcim Foundation, Rolf Soiron (Switzerland), stressed that progress and sustainable development were closely linked to the name Holcim: "Through the Holcim Foundation the Holcim Group is committed to incorporating the principles of sustainable development into the built environment – learning from innovation, and celebrating new solutions," he said.

In his address, Siam City Cement Public Company Limited Vice Chairman of the Board of Directors, Veraphan Teepsuwan (Thailand), commented on the broad scope of projects entered in the competition: "The Holcim Awards demonstrate the importance of international diversity in approaches to sustainable construction," he said. Siam City Cement, the Group company of Holcim in Thailand, was host of the ceremony.

The challenge of rising urbanization
In his address, former United Nations Undersecretary-General and Executive Director of the United Nations Environment Programme (UNEP), Klaus Töpfer (Germany), said growing urbanization must be part of the solution for sustainable development: "The social, environmental and economic livelihoods of vast populations will mainly be determined by the dynamism and creativity of urban development," he said. Töpfer stressed that in the future, cities and urban agglomerations must be a part of the solution for sustainable development.

Innovative contextual responses – and equally worthy of Gold
Massachusetts Institute of Technology (MIT) Dean of the School of Architecture and Planning and Head of the Holcim Awards jury, Adèle Naudé Santos (USA), said sustainable construction was of critical importance to the ongoing viability of communities: "Sustainability has less to do with buildings and more to do with process and behavior – and must particularly inspire city planning," she said.

In announcing that two competing finalists were awarded equal first prize of USD 300,000, Santos said that both projects were outstanding: "Although engaged with intrinsically different cultural challenges, and therefore subject to different possibilities, both projects were considered by the jury to be equal in their embodiment of the aspirations of the Holcim Awards," she said.

A project to upgrade and integrate urban infrastructure in the shantytown of San Rafael-Unido in Caracas, Venezuela was awarded the global Holcim Awards Gold 2006. The winning team from Proyectos Arqui 5 CA, Caracas included Silvia Soonets, Isabel Cecilia Pocaterra, Maria Ines Pocaterra and Victor Gastier.

CKIR Helsinki School of Economics Senior Visiting Fellow, and member of the jury, Kaarin Taipale (Finland), said the project sensitively and skillfully treats a challenging array of environmental, cultural and communal issues: "The urban integration project not only advances local pride and resourcefulness; it is an ethically responsive and environmentally sensitive approach to minimizing extreme socioeconomic hardship," she said. The project explores innovative ways of integrating building services and infrastructure as part of a broader aim to fittingly unify natural and constructed environments.

Also recipient of the global Holcim Awards Gold 2006 was the design for a new main railway station in Stuttgart, Germany by Christoph Ingenhoven of Ingenhoven und Partner Architeckten, Düsseldorf.

TEN Arquitectos Principal, member of the Advisory Board of the Holcim Foundation and of the jury, Enrique Norten (Mexico), praised the project for stimulating social pride through a new urban center: "This project innovatively incorporates material, structural, and product research into a straightforward and sustainable design for reclaiming urban space," he said. The new station will link two urban quarters that were divided, promoting social cohesion, and providing new opportunities for leisure activities and interaction among all age groups.

Transferable solutions to renewal – the Silver and Bronze Awards
The Holcim Awards Silver of USD 250,000 went to a regional masterplan that is a fusion of preservation and innovation aimed at strengthening the economic base of the Mulini Valley in Italy. The project was coordinated by Luigi Centola, Centola & Associati, Roma and Mariagiovanna Riitano, University of Salerno, Fisciano in cooperation with partners from Italy, Spain, USA and UK.

TVB School of Habitat Studies professor, Principal of Ashok B Lall Architects and member of the jury, Ashok B Lall (India), commended the project for enhancing the functional range of existing structures and carefully preserving the inherent qualities of the landscape: "The project elegantly coordinates a diversity of stakeholders to produce a viable model for long-term improvement of natural and constructed environments," he said. The project demonstrates acute awareness of the evolution of the site and proficiently blends contemporary materials and technologies into historic building fabric.

Third prize of USD 150,000 was awarded to a low-cost housing and urban renewal project in Montreal, Canada, that incorporates community involvement and many beneficial technologies for outstanding building performance and efficiency. The project was created by a team lead by Daniel Pearl with Mark Poddubiuk and Bernard Olivier of Montreal-based L'OEUF (L'Office de L'Eclectisme Urbain et Fonctionnel).

The award was presented by Chair and President, Asia Pacific Roundtable for Sustainable Consumption and Production (APRSCP) and member of the jury, Olivia L la O' Castillo (Philippines) who cited the environmental and social sensitivity of the project, and transferability: "The integrated method of planning could be applied in many other circumstances. Thus the project can be a reference – even an inspiration – for similar projects anywhere," she said. The project also serves as a valuable model for joint financing schemes.

Sustainable construction beyond the Awards

The Holcim Awards competition through which the Holcim Foundation recognizes exemplary building projects is one of a range of initiatives of the Holcim Foundation. CEO of Holcim Ltd and Chairman of the Management Board of the Holcim Foundation, Markus Akermann (Switzerland), announced a new global initiative called "Project Seed Funding" to support sustainable construction projects and research activities.
He confirmed the next cycle of the Holcim Awards competition will open for entries in mid 2007.

In April next year, a three-day Holcim Forum dedicated to the theme of urban transformation and seeking to promote academic discourse on sustainable construction will be hosted by Tongji University in Shanghai, China. Akermann noted that rapidly rising urban population demanded effective solutions and innovative thinking: "Urban transformation raises many questions and opens a wide field for debate about the nature of urban living – and demands propositions that are not only ecologically sensitive, but also economically, socially, and aesthetically sustainable," he said.

International technical competence for Holcim Awards and jury

The projects submitted in the competition were judged by an independent 14-person jury comprising leading architects, engineers, and university professors from 10 countries. As a measure, the jury used the comprehensive criteria for sustainable construction ranging from environmental and aesthetic quality to high ethical and economic standards that the Holcim Foundation has defined in collaboration with its renowned partner universities in Europe (ETH Zurich, Switzerland), North America (MIT Boston, USA), Latin America (USP São Paulo, Brazil), Africa Middle East (Wits Johannesburg, South Africa) and Asia Pacific (Tongji Shanghai, China).

Media contact: Edward Schwarz, +41 79 433 99 33, egs@holcimfoundation.org

The Holcim Foundation is supported by Holcim Ltd but is independent of its commercial interests. Holcim Ltd is one of the world's leading suppliers of cement and aggregates (crushed stone, sand and gravel) as well as downstream activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

Media kit available at http://www.holcimfoundation.org/media/journalists.html including:

- Media release in English, French, Spanish, Portuguese, German, Italian and Thai
- High-resolution photographs of the Awards ceremony in Bangkok
- Summary of Award-winning teams and projects
- List of teams and projects of global Holcim Awards finalists

- Background information on Holcim Awards and Holcim Foundation

Holcim Foundation for Sustainable Construction
Hagenholzstrasse 85, CH-8050 Zurich/Switzerland
Phone +41 58 858 82 92
info@holcimfoundation.org
www.holcimfoundation.org